NEWS RELEASE

June 29, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

ALMADEN SURFACE WORK AND CSAMT SURVEY IDENTIFIES NEW TARGETS AT TULIGTIC

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE AMEX) is pleased to announce the completion of a Controlled-Source Audio-Frequency Magneto-Telluric “CSAMT” geophysical survey and results of additional soil sampling on the Company’s 100% owned Tuligtic project where the Ixtaca Zone is located. In June the Company surveyed four lines of CSAMT, two of which passed directly over the known Ixtaca zone (see attached map; sections will be posted to Almaden’s website in due course). While the results received are preliminary, the survey clearly identified the Ixtaca zone as having a near vertical high conductivity response. The survey also shows this anomaly extending to much greater depths than which have currently been tested by drilling. The survey also identified multiple other very similar anomalies in other areas of the property, including the Caleva and Casa Azul zones already defined by the presence of epithermal alteration and elevated gold and silver in rock and soil. Almaden’s management is extremely encouraged by these new results and plans additional CSAMT surveying to cover the other prospective areas on the Tuligtic property. The Company is making preparations to drill test these new CSAMT targets in the coming months. In the meantime drilling is on-going with two drills currently on the Ixtaca zone and one on the Caleva zone.

The Tuligtic project is partially covered by volcanic ash deposits which mask underlying potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several areas of elevated gold and silver values, and trace elements typically associated with epithermal vein systems. The Ixtaca zone is the largest area of gold/silver soil response but it is also the area with the least ash cover on the project. Management believes that the other areas, which are described in the Company’s news release of April 6th, 2011, could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone. The new sampling better defined the area of elevated gold and silver in soil at the Ixtaca East zone which is located over 2 kilometres away, directly along strike from the Ixtaca zone soil anomaly. The Ixtaca East zone soil anomaly has a trend similar to that of the Ixtaca zone and is interpreted to represent the extension of veining of the Ixtaca zone in that direction.

J.D. Poliquin, Chairman of Almaden commented, “We are very pleased with these new surface results which  show the potential for further zones of epithermal gold-silver veining at Tuligtic in addition to the Ixtaca Zone. The CSAMT survey clearly identified the Ixtaca zone and identified several additional features that responded in a similar way. The results not only show the potential for the Ixtaca zone of veining to be considerably larger than presently known, but provide discrete targets for drilling on the other zones of potential already identified. We are looking forward to testing these new targets with drilling in the upcoming months while drilling is ongoing at the Ixtaca Zone.”

About the Ixtaca Zone

The Ixtaca zone is a blind discovery made by the Company in 2010. The zone of veining is thought to have a north-easterly trend. Holes to date suggest that the zone is sub vertical with local variations. This interpretation suggests that true widths are approximately 60% of intersected widths. The drilling completed to date has traced mineralisation over more than 500 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the vein zone.

Registered professional geologist Jim Lunbeck, a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s 2011 Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. Soil samples are analysed for gold, silver and 50 other trace elements using aqua regia and Inductively Coupled Plasma – mass spectrometry (ICP-MS). For rock and drill core samples gold is first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the drill core and rock sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used to be consistent with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden

Almaden is a well-financed (no debt, approximately $C25 MM in working capital) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE AMEX have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statement.

616,000 mE
618,000 mE
620,000 mE
622,000 mE
624,000 mE
626,000 mE
628,000 mE
630,000 mE
632,000 mE
2,184,000 mN
2,182,000 mN
2,180,000 mN
2,178,000 mN
2,176,000 mN
2,174,000 mN
2,172,000 mN
Outline of Claim
Azul Zone
Sol Zone
Caleva Zone
Ixtaca East
Ixtaca Zone
Area of Inset Map #1
Soil Geochemistry
Ranges by Gold ppb
50.0 to 720.0
25.0 to 50.0
7.0 to 25.0
3.0 to 7.0
1.5 to 3.0
0.0 to 1.5
0
2.0
4.0
Kilometers

ALMADEN MINERALS LTD

TULIGTIC PROJECT, Puebla, Mexico

Date: June2011

Author: RJP

Office: AMM

Drawing: overview

OVERVIEW of the Tuligtic Project showing Zones and Soil Geochemistry

Projection: Zone 14 (NAD 83)

617,000 mE
618,000 mE
619,000 mE
620,000 mE
621,000 mE
622,000 mE
623,000 mE
2,180,000 mN
2,179,000 mN
2,178,000 mN
2,177,000 mN
2,176,000 mN
2,175,000 mN
LINE 5
LINE 3
LINE 1
LINE 4
Azul Zone
Sol Zone
Caleva Zone
Ixtaca East
Ixtaca Zone
Ixtaca Trend?
Almeya el viejo
Zacatepec
Tuligtic
Santa Maria Sotoltepec
CSAMT Lines
Ixtaca Zone Drilling (210 -1011)
Tuligtic Porphyry Drilling (2009)
Soil Geochemistry (Ranges by Gold ppb)
50 - 720 (101)
25 - 50 (100)
7 - 25 (346)
3 - 7 (1001)
1.5 - 3 (1425)
ALMADEN MINERALS LTD
TULIGTIC PROJECT, Puebla, Mexico
Date: June2011
Author: RJP
Office: AMM
Drawing: zones
INSET MAP #1:
OVERVIEW of Tuligtic Projec
showing Zones, Drilling, and
Soil Geochemistry
Projection: Zone 14 (NAD 83)
0
2.0
kilometers